SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 September 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Total Voting Rights dated 29 September 2008
99.2	IHG ANNOUNCES SALE OF HOLIDAY INN JAMAICA dated 01 September 2008
99.3	Holding(s) in Company dated 02 September 2008

99.1

InterContinental Hotels Group PLC
Transparency Directive Announcement

Date of Notification
29 August
 2008

InterContinental Hotels Group PLC - Voting Rights and Capital

In accordance with Disclos
ure and Transparency Rule 5.6.1
InterContinental Hotels Group
 PLC
would like to notify the market of the following:

As at
29 August
200
8
, InterContinental Hotels Group PLC's issued capital consists of
28
5
,
552
,
193

ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure
,

2
85
,
552
,
193

may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

99.2

IHG ANNOUNCES
SALE
 OF
HOLIDAY
 INN JAMAICA

September 1 2008:

InterContinental Hotels Group
 PLC ("IHG")
[LON: IHG; NYSE: IHG (ADRs)]
announces the sale of the
524
 room Jamaica Holiday Inn Sunspree Hotel

to Octago
n Hotels Group Limited

for US$30 million, US$2 million in excess of net book value
.

The property
,
 located in Montego B
ay
 St. James
,

has been sold with
 a

10
 year
 Holiday Inn franchise agreement
.

The sale is a continuation of IHG's strategy of growing its management and franchise businesses and reducing asset ownership. Since 2003 IHG has disposed of 182 hotels globally with a net asset value of over £2.9bn, with proceeds in excess of net book value.

Richard Solomons, Finance Director
 and interim President, Americas
,
InterContinental Hotels Group
, said: "
There is still an appetite in the market for high quality hotels with a strong brand which offer a solid return on investment for property owners.
In the current economic environment we are delighted to complete the sale of this hotel.
It is testament to the strength of the brand that the hotel will continu
e to operate as a Holiday Inn,
under a
long term
franchise agreement."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 426
+44 (0) 7808 094 471

Notes to Editors
Asset disposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	18 2	£3.0bn	£2.9bn
Remaining hotels	1 6		£0.9bn

InterContinental Hotels Group:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,000 hotels and more than 590,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental
®
 Hotels & Resorts, Crowne Plaza
®
 Hotels & Resorts, Holiday Inn
®
 Hotels and Resorts, Holiday Inn Express
®
, Staybridge Suites
®
, Candlewood Suites
®
 and Hotel Indigo
®
, and also manages
the world's largest hotel loyalty programme, Priority Club
®
Rewards
with over 39 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 150,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media

Octagon Hotels Group Limited
:
Octagon
 is owned by
the
Hendrickson
 family, who own a number of other business interests in
Jamaica
. The Jamaica Holiday Inn Resort hotel will be operated by the team led by Kevin Hendrickson.

99.3

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	2 9 .08.08
6. Date on which issuer notified:	02 .0 9 .08
7. Threshold(s) that is/are crossed or reached:	TO ABOVE 5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
GB00B1WQCS47	1 3 , 868 , 573	13 , 868 , 573	3 , 655 , 903	3 , 655 , 903	N/A	1.29%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 December 2008		12,250,00 0	4.28%

Total (A+B)
Number of voting rights	Percentage of voting rights
1 5 , 905 , 903	5.57%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	1 2 , 579 , 699	4.41%
Morgan Stanley & Co Incorporated	1 0 , 378	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital ( Luxembourg ) SA	65,826	0.02%
Bank MS AG	14,000	0.00%

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 September 2008